SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

BioForm Medical, Inc.

(Name of Subject Company (Issuer))

Vine Acquisition Corp. (Offeror)

Merz GmbH & Co. KGaA (Indirect Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Matthias Vogt

Chief Financial Officer

Merz GmbH & Co. KGaA

Eckenheimer Landstrasse 100

Frankfurt am Main 60318

Germany

+49 69-1503-0

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, CA 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$302,540,477	$21,572

*	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $5.45 (i.e., the tender offer price) and (ii) 55,512,014, the estimated maximum number of shares of BioForm Medical, Inc. common stock to be acquired in the tender offer (which number is composed of 46,539,908 shares of BioForm Medical, Inc. common stock outstanding as of December 31, 2009 and 8,972,106 shares of BioForm Medical, Inc. common stock issuable upon the exercise of options outstanding as of such date having an exercise price of less than $5.45).
**	The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $21,572	Form or registration no.: TO-T

Filing Party: Merz GmbH & Co. KGaA and Vine Acquisition Corp.	Date Filed: January 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Security and Exchange Commission on January 15, 2010 by (i) Vine Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Merz”), and (ii) Merz. The Schedule TO relates to the purchase of all of the outstanding shares of common stock, par value $0.01 per share, of BioForm Medical, Inc. (“BioForm”), at a purchase price of $5.45 per share, net to the seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively. This Amendment is being filed on behalf of Acquisition Sub and Merz. The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is amended and supplemented by amending and supplementing the information set forth in Section 14 (Certain Legal Matters) of the Offer to Purchase as follows:

The following replaces the paragraph under the caption “Litigation” on page 50:

On or about January 13, 2010, a putative class action lawsuit related to the Offer and the Merger, captioned Hamedi v. Basta et al. (Case No. CIV491204), was filed in the Superior Court of the State of California for the County of San Mateo, against BioForm and its directors. The action, brought by a purported stockholder of BioForm, seeks certification of a class of all holders of BioForm common stock and their successors in interest (except the defendants and their affiliates) and alleges, among other things, that BioForm’s directors breached their fiduciary duties to BioForm’s stockholders by: (i) failing to maximize stockholder value; (ii) discouraging and/or inhibiting alternative offers to acquire BioForm; and (iii) failing to disclose material information about the Offer and the Merger, and that BioForm aided and abetted such breaches. The action seeks, among other things, injunctive relief preventing the defendants from consummating the Offer and the Merger and damages, as well as recovery of the cost of the action, including reasonable attorneys’ and experts’ fees. The plaintiff amended the complaint on January 25, 2010 to set forth additional substantive allegations, including articulating alleged deficiencies in the Schedule 14D-9 filed by BioForm with the SEC on January 15, 2010 that result in the Schedule 14D-9 being allegedly materially misleading and/or incomplete. On February 11, 2010, the Superior Court denied an ex parte motion made by the plaintiff for a temporary restraining order to enjoin and/or postpone the closing of the Offer and the Merger. The foregoing description of the action is qualified in its entirety by reference to the complaint and the amended complaint related thereto, which are filed as Exhibit (a)(14) and Exhibit (a)(15) to this Schedule TO and are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VINE ACQUISITION CORP.

By:	/S/ DR. MARTIN ZÜGEL
Name:	Dr. Martin Zügel
Title:	President

MERZ GMBH & CO. KGAA

By:	/S/ DR. MARTIN ZÜGEL
Name:	Dr. Martin Zügel
Title:	Chairman of the Management Board

By:	/S/ DR. MATTHIAS VOGT
Name:	Dr. Matthias Vogt
Title:	Member of the Management Board

Dated: February 12, 2010

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated January 15, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Joint Press Release issued by Merz Pharma Group and BioForm Medical, Inc. on January 4, 2010 (incorporated by reference to Exhibit 99.1 attached to the Form 8-K filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(a)(8)	Letter from Messrs. Hückmann, Zügel, Erlinghagen and Vogt to Merz employees dated January 4, 2010 (inclusive of Questions & Answers relating to BioForm Medical and the announced transaction) (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(9)	Form of a memorandum from Merz to Merz’s sales force dated January 4, 2010 (inclusive of: Merz Aesthetic sales force Talking Points regarding the announced acquisition of BioForm Medical; Merz customer Questions & Answers for used by Merz sales force; and form of letter to customers from Dr. Martin Zügel, Chairman of the Merz Management Board, and Jack W. Britts, President & CEO, Merz Pharmaceuticals, LLC and Merz Inc. (USA)) (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(10)	Letter from Dr. Martin Zügel, Merz Pharmaceuticals, Chairman of the Merz Management Board, to BioForm Medical employees dated January 4, 2010 (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 4, 2010).

(a)(11)	Slides accompanying a presentation given by Merz at a conference on January 11, 2010 (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Merz GmbH & Co. KGaA and Vine Acquisition Corp on January 12, 2010).

(a)(12)	Summary Newspaper Advertisement published in The Wall Street Journal on January 15, 2010.*

(a)(13)	Press Release issued by Merz Pharma Group on January 15, 2010.*

(a)(14)

Complaint filed by Hassan Hamedi, individually and on behalf of all others similarly situated, on January 13, 2010, in the Superior Court of the State of California, San Mateo County (incorporated by reference to Exhibit (a)(5)(A) to Amendment No. 1 to the Schedule 14D-9 filed with the SEC by BioForm on January 20, 2010).

(a)(15)	Amended complaint filed by Hassan Hamedi, individually and on behalf of all others similarly situated, on January 25, 2010, in the Superior Court of the State of California, San Mateo County (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule 14D-9 filed with the SEC by BioForm on January 26, 2010).

(a)(16)	Press Release issued by Merz Pharma Group on February 2, 2010.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp. and BioForm Medical, Inc. (incorporated by reference to Exhibit 2.1 attached to the Form 8-K filed with the SEC by BioForm Medical, Inc. on January 4, 2010).

(d)(2)	Form of Tender and Support Agreement, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp. and each of the following: N. C. Joseph Lai, Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, Naichiu Joseph Lai Revocable Trust, N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust, Martin P. Sutter, Steve Basta, Dennis Condon, Adam Gridley and Essex Woodlands Health Ventures Fund VI, L.P. (incorporated by reference to Exhibit 2 attached to the Schedule 13D filed with the SEC by Merz Holding GmbH & Co. KG, Merz GmbH & Co. KGaA and Vine Acquisition Corp. on January 11, 2010).

(d)(3)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Steve Basta.*

(d)(4)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Dennis Condon.*

(d)(5)	Employment Letter, dated as of December 31, 2009, between Merz GmbH & Co. KGaA and Adam Gridley.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

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